Mail Stop 3561

April 18, 2007

Via U.S. Mail & Facsimile (214) 969-4343
Mr. Michael Cavalier
Senior Vice President – General Counsel
Cinemark Holdings, Inc.
3900 Dallas Parkway, Suite 500
Plano, TX 75093

> **Re:** **Cinemark Holdings, Inc.**
> **Amendment No. 2 to Registration Statement on Form S-1**
> **Filed April 9, 2007**
> **File No. 333-140390**

Dear Mr. Cavalier:

We have reviewed your filing and have the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

Unaudited Pro Forma Condensed Consolidated Financial Information, page 25

1. Reference is made to the material subsequent events as disclosed in notes 24 (page F-46) and 26 (page F-48). With respect to the February 2007 completion of the initial public offering of National CineMedia LLC ("NCM"), we note your ownership decreased from 25% to a 14% interest. Previously, you accounted for your investment in NCM on an equity basis and the impact on the 2006 historical consolidated financial statements for this investment resulted in a significant impact on results of operations. However, we presume that that your present investment interest at 14% in NCM will provide a change in accounting for this investment to the cost method under the guidance in APBO No. 18. In addition, we note the cash tender offer to repurchase $332.066 million of 9% senior subordinated notes on March 20, 2007 and April 3, 2007, respectively. As both of these transactions will appear to materially impact the company's results of operations, the pro forma condensed consolidated statement of operations for the year ended December 31, 2006 should provide investors with information about

the continuing impact of how these events might have affected the historical consolidated financial statements. Refer to the guidance in Rule 11-01(a)(8) of Regulation S-X on the consummation of other material events or transactions that have occurred or is probable.

2. In this regard, please provide an additional separate column in the pro forma statement that details the statement of operations impact on (i) the change in accounting method for the investment in NCM at the 14% ownership interest level; and (ii) the repurchase of the material amount of 9% senior subordinated notes. The adjustments for these two events should be referenced to separate notes that fully explain the adjustments and any computations thereof. With respect to the pro forma balance sheet, you can furnish a separate condensed consolidated pro forma balance sheet as of December 31, 2006 impacting the adjustments for these two events. Alternatively, we would not object to a separate note that fully provides a narrative description of these events with the amount of impact on all balance sheet accounts, if there is a limited number of adjustments and those adjustments are easily understood under the guidance in Rule 11-02(b)(1) of Regulation S-X. However, disclosure in the notes would require all historical, pro forma and changes (adjustments) in amounts for all balance sheet accounts impacted by these two material subsequent events. Furthermore, please revise your headnote to the pro forma statements to state that the pro forma statements also include the impact of these subsequent events with appropriate description, thereof. Please revise accordingly.

Executive Officers and Directors, page 67

3. Identify each director who is independent, as well as members of applicable committees who are not independent, as required by Item 407 of Regulation S-K.

Compensation Discussion and Analysis, page 71

4. Please describe all material elements of the compensation provided to each named executive officer. In particular, please describe how the payment of $618,837 received by Mr. Stock as identified in footnote 5 to the Summary Compensation Table fits into your compensation package or advise. Refer to Item 402(b)(1) of Regulation S-K.

5. With regard to each element of compensation, please describe whether discretion can be or has been exercised. Refer to Item 402(b)(2)(vi) of Regulation S-K.

Employment Agreements, page 75

6. We note that your employment agreements contain provisions providing for payment following termination. Please indicate the basis for selecting particular events as triggering payment. Refer to Item 402(b)(2)(xi) of Regulation S-K.

Potential Payments upon Termination or Change-in-Control, page 79

7. We note that you provide potential payments to each named executive officer for termination by you without cause or by the named executive officer for good reason. However, on pages 75-76 you indicate that different potential payments will be received if terminations occur for other reasons. For example, you indicate that Mr. Mitchell will receive certain other payments if his employment is terminated due to his death or disability, for cause or under a voluntary termination, and for any reason other than for cause or under a voluntary termination. With respect to each named executive officer, please revise to provide the information required by Item 402(j) of Regulation S-K in connection with any termination, including without limitation resignation, severance, retirement, a constructive termination, or a change in the named executive officer's responsibilities.

Director Compensation Table for the Fiscal Year Ended December 31, 2006, page 80

8. Please describe the terms of the different compensation arrangement with Mr. Senior. Refer to Item 402(k)(3)(ii) of Regulation S-K.

Principal and Selling Shareholders, page 82

9. We note the additional disclosure you have provided about selling shareholders. As requested in comments 45 from our letter of March 1, 2007, please disclose the nature of any position, office, or other material relationship which each selling shareholder has had within the past three years with the registrant or any of its predecessors or affiliates.

10. As requested in comments 47 from our letter of March 1, 2007, please identify all material terms of the transactions in which the selling shareholders received their shares, including the transaction price.

11. As requested in comment 48 from our letter of March 1, 2007, please confirm that none of the selling shareholders are registered broker-dealers and tell us whether any of the selling shareholders are affiliates of broker-dealers.

Note 6 – Investment in National CineMedia LLC ("NCM"), page F-19

12. We note that you recognized an equity loss of $1.705 million in NCM in fiscal
2006 that exceeded 10% of consolidated income (loss) from continuing operations
before taxes. In view of the material impact of this investment on historical
results of operations, please provide summarized historical financial information
as to assets, liabilities and results of operations of NCM in accordance with the
guidance in Rule 4-08(g) of Regulation S-X and paragraph 20(d) of APBO No. 18
for this equity method investee.

General

13. The financial statements should be updated, as necessary, to comply with Article
3-12 of Regulation S-X, at the effective date of the registration statement.

14. Please provide a currently dated signed consent from the independent public
accountant in the amendment.

****

As appropriate, please amend your registration statement in response to these
comments. You may wish to provide us with marked copies of the amendment to
expedite our review. Please furnish a cover letter with your amendment that keys your
responses to our comments and provides any requested information. Detailed cover
letters greatly facilitate our review. Please understand that we may have additional
comments after reviewing your amendment and responses to our comments.

You may contact Juan Migone at (202) 551-3312 or Lyn Shenk at (202) 551-3380
if you have questions regarding comments on the financial statements and related
matters. Please contact Joshua Ravitz at (202) 551-4817 or me at (202) 551-3755 with
any other questions.

Sincerely,

Max A. Webb
Assistant Director

cc: Via Facsimile (214) 969-4343
       Terry Schpok, Esq.
       Akin Gump Strauss Hauer & Feld, LLP